Mail Stop 4561

April 15, 2008

Ms. Anne Brennan
Interim Chief Financial Officer
Openwave Systems, Inc.
2100 Seaport Blvd.
Redwood City, CA 94063

> **Re:** **Openwave Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
> **Filed February 7, 2008**
> **File no. 001-16073**

Dear Ms. Brennan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief